Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of NB Bancorp, Inc.:

Name	State of Incorporation

Needham Bank	Massachusetts

Needco-op Investment Corporation, Inc.(1)	Massachusetts

Easton Square Realty LLC (1)	Massachusetts

1892 Investments LLC (1)	Massachusetts

Provident Security Corporation (1)	Massachusetts

5 Market Street Security Corporation (1)	Massachusetts

(1)	Wholly owned subsidiary of Needham Bank